Exhibit (a)(1)(iii)
GUGGENHEIM ENERGY & INCOME FUND
227 WEST MONROE STREET
CHICAGO, ILLINOIS 60606
Dear Shareholder:
The Board of Trustees of Guggenheim Energy & Income Fund (the “Fund”) has authorized a tender offer for up to 2.5% of the Fund’s outstanding Common Shares of Beneficial Interest, par value $0.01 per share (the “Shares”). Accordingly, the Fund is hereby commencing an offer to purchase for cash up to 1,722 Shares. The offer is at a price equal to the Fund’s net asset value per Share (“NAV”) as of the close of the customary trading session (normally 4:00 p.m. New York City time) on the New York Stock Exchange (“NYSE”) on October 5, 2018 (or if the Offer is extended, on the date to which the Offer is extended), upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the “Offer”).
The purpose of this Offer is to provide liquidity to shareholders of the Fund (“Shareholders”), as contemplated by and in accordance with the procedures set forth in the Fund’s prospectus. The deadline for participating in the Offer is 5:00 p.m., New York City time, October 5, 2018, or such later date to which the Offer is extended (the “Termination Date”). Shareholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted in the manner and at such time as set forth in the Offer.

If you do not wish to sell your Shares during this tender offer period, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.
If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Shareholders are urged to consult their investment and tax advisors and make their own decisions whether to tender any Shares.
As of August 31, 2018, 68,865 Shares were issued and outstanding and the NAV per Share was $1,073.30. During the Offer, Shareholders may contact Georgeson LLC, the Fund’s Information Agent, toll free at (888) 624-7035, between 9:00 a.m. and 11:00 p.m, New York City time, Monday through Friday, to obtain the current NAV for the Shares.
None of the Fund, its Board of Trustees (the “Board”), its Investment Adviser, Guggenheim Funds Investment Advisors, LLC, or its Sub-Adviser, Guggenheim Partners Investment Management, LLC, is making any recommendation to any Shareholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each Shareholder to read and evaluate the Offer and related materials carefully and make his or her own decision.
Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to Georgeson LLC, the Fund’s Information Agent, toll free at (888) 624-7035.
Sincerely,

/s/ Brian E. Binder
Name: Brian E. Binder
Title: President and Chief Executive Officer

GUGGENHEIM ENERGY & INCOME FUND
September 5, 2018